SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 19, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th-16th Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement regarding the Company’s registration statement that was filed with the U.S. Securities and Exchange Commission on March 18, 2005 and declared effective on May 17, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: May 19, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

ANNOUNCEMENT

The Board announces that the registration statement, which was filed with the SEC on 18 March 2005, was declared effective as of 10:00 a.m. (New York time) on 17 May 2005. The registration statement relates to the Company’s Exchange Offer.

Reference is made to the announcement of the Company dated 13 January 2005 (the “Notes Announcement”) in relation to the Company’s Note Issue in the aggregate principal amount of US$125 million.

The Board of Directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that the registration statement, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on 18 March 2005, was declared effective as of 10:00 a.m. (New York time) on 17 May 2005. The registration statement relates to the Company’s offer to exchange (the “Exchange Offer”) up to US$125 million of its 8.75% Senior Notes due 2015, which were registered under the U.S. Securities Act, for all of the Company’s outstanding notes issued in January 2005 and referenced in the Notes Announcement. The Exchange Offer will commence on 19 May 2005 and will remain open until 20 June 2005 unless extended by the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 18 May 2005

“Please also refer to the published version of this announcement in South China Morning Post.”